SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)1

MINDBODY, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.000004 per share
(Title of Class of Securities)

60255W105
(CUSIP Number)

Abdiel Capital	with a copy to: Ropes & Gray LLP
410 Park Avenue, Suite 930	1211 Avenue of the Americas
New York, NY 10022	New York, NY 10036
Attn: Colin T. Moran	Attn: Sarah Davidoff, Esq.
Tel: (646) 496-9202	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2016
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Qualified Master Fund LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,126,592
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,126,592
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,126,592
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.8%*
14.	TYPE OF REPORTING PERSON		PN

* Based on 9,318,767 shares of Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2015 and filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Capital LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	109,610
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	109,610
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		109,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.2%*
14.	TYPE OF REPORTING PERSON		PN

* Based on 9,318,767 shares of Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2015 and filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,236,202**
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,236,202**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,236,202**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		24.0%*
14.	TYPE OF REPORTING PERSON		OO

* Based on 9,318,767 shares of Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2015 and filed with the Securities and Exchange Commission on November 6, 2015.
** Consists of 2,126,592 shares of Common Stock held by Abdiel Qualified Master Fund LP and 109,610 shares of Common Stock held by Abdiel Capital LP.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,236,202**
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,236,202**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,236,202**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		24.0%*
14.	TYPE OF REPORTING PERSON		PN

* Based on 9,318,767 shares of Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2015 and filed with the Securities and Exchange Commission on November 6, 2015.
** Consists of 2,126,592 shares of Common Stock held by Abdiel Qualified Master Fund LP and 109,610 shares of Common Stock held by Abdiel Capital LP.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,236,202**
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,236,202**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,236,202**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		24.0%*
14.	TYPE OF REPORTING PERSON		IN

* Based on 9,318,767 shares of Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2015 and filed with the Securities and Exchange Commission on November 6, 2015.
** Consists of 2,126,592 shares of Common Stock held by Abdiel Qualified Master Fund LP and 109,610 shares of Common Stock held by Abdiel Capital LP.

CUSIP No. 60255W105

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed on December 4, 2015 (the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.000004 per share (the “Common Stock”), of MINDBODY, Inc. (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

In a series of transactions completed through February 8, 2016, the Reporting Persons acquired 172,044 shares of Common Stock for the accounts of Abdiel Qualified Master Fund LP and Abdiel Capital LP for aggregate consideration of approximately $1.9 million (including commissions). The source of funds used to acquire the 172,044 shares of Common Stock was the working capital of Abdiel Qualified Master Fund LP and Abdiel Capital LP.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating paragraphs (a), (b) and (c) thereof as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 1.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 1 and Item 2(c) of the Schedule 13D.

(c) Information with respect to all transactions in the Common Stock which were effected since the filing of the Schedule 13D by each of the Reporting Persons is set forth on Exhibit C attached hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by amending and restating it as follows:

Exhibit A – Joint Filing Agreement (filed as Exhibit A to the Schedule 13D on December 4, 2015)

Exhibit B – Information with respect to Transactions Effected During the Past Sixty Days or Since the Most Recent Filing on Schedule 13D (filed as Exhibit B to the Schedule 13D on December 4, 2015)

Exhibit C – Information with respect to Transactions Effected Since the Filing of the Schedule 13D*

     *Filed herewith

CUSIP No. 60255W105

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2016

ABDIEL QUALIFIED MASTER FUND LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL MANAGEMENT, LLC
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL ADVISORS, LP
By:	Abdiel Capital Partners, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
COLIN T. MORAN
By:	/s/ Colin T. Moran
Colin T. Moran, Individually

CUSIP No. 60255W105

EXHIBIT C

Information with respect to Transactions Effected Since the Filing of the Schedule 13D

All of the below transactions in the Common Stock were traded in the ordinary course over The NASDAQ Global Market.

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Qualified Master Fund LP (“AQMF”) and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
2/2/2016	Purchase	33,013	$10.90(1)
2/3/2016	Purchase	11,844	$10.99(2)
2/4/2016	Purchase	18,641	$10.98(3)
2/5/2016	Purchase	24,218	$11.17(4)
2/8/2016	Purchase	80,828	$11.23(5)

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Capital LP (“ACLP”) and effected the below transaction.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
2/8/2016	Purchase	3,500	$11.23(5)

(1)
The price reported for the Common Stock is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $10.78 to $11.00. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(2)
The price reported for the Common Stock is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $10.91 to $11.00. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(3)
The price reported for the Common Stock is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $10.90 to $11.00. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(4)
The price reported for the Common Stock is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $10.96 to $11.25. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(5)
The price reported for the Common Stock is a weighted average price.  These shares were purchased in multiple transactions at prices ranging from $10.90 to $11.65. Each of the Reporting Persons undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.